May 6, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Robeco-Sage Multi-Strategy Fund, L.L.C.
(File No. 811-21778)

Ladies and Gentlemen:

On behalf of Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Company"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "1933 Act"), a registration statement on Form N-14 (the "Registration Statement") to register under the 1933 Act units of limited liability company interests in the Company ("Units") to be issued in connection with the acquisition by the Company of the assets and stated liabilities of Robeco-Sage Multi-Strategy TEI Fund, L.L.C. ("TEI") (the "Reorganization").  Also in connection with the Reorganization, Robeco-Sage Multi-Strategy Master Fund, L.L.C. ("MSMF") would acquire the assets and liabilities of Robeco-Sage Multi-Strategy TEI Master Fund, L.L.C. ("TEI MF") in exchange for issuing units of limited liability company interests of MSMF ("MF Units") to TEI MF.  Because the MF Units are not registered pursuant to the 1933 Act, MSMF is not included as a registrant in the Registration Statement.  Robeco-Sage Triton Fund, L.L.C. ("Triton") and Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C. ("TEI Inst."), which currently are feeder funds into TEI MF, would receive Units of MSMF and would become feeder funds into MSMF (in lieu of TEI MF).

Each of the Company, TEI, MSMF, TEI MF, Triton and TEI Inst. is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company.  Pursuant to the Reorganization, each member of TEI at the time of the Reorganization will receive Units with a net asset value equal to the net asset value of the units of limited liability company interests of TEI held by such member immediately prior to the Reorganization.  Similarly, each member of TEI MF at the time of the Reorganization will receive units of limited liability company interests of MF Units with a net asset value equal to the net asset value of the units of limited liability company interests of TEI MF held by such member immediately prior to the Reorganization.  As noted above, Triton and TEI Inst. would receive MF Units and would become feeder funds into MSMF.

We note that the Reorganization is substantially similar in structure to the reorganization effected pursuant to the registration statement on Form N-14 of Larch Lane Multi-Strategy Fund, L.L.C. (File No. 333-172209).  Accordingly, we respectfully request expedited review of the Registration Statement.

Please call me at (212) 756-2131 with any comments on the Registration Statement or if you have any questions regarding this filing.

Thank you for your assistance regarding this matter.

Sincerely yours,

/s/	George M. Silfen
George M. Silfen